UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Release and Term Sheet

On December 4, 2025, Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, issued a press release announcing the Company has entered into a non-binding term sheet (the “Term Sheet”) with RockawayX Holding a.s. (the “Seller”) for the proposed acquisition of RockawayX a.s. (“RockawayX” and such transaction, the “Transaction”).

Based upon the terms outlined in the Term Sheet, upon the closing of the Transaction, the Company would acquire RockawayX for initial consideration of 25 million Class B ordinary shares of the Company, nominal value $0.05 per share, (the “Class B Ordinary Shares”), and contingent equity earn-out consideration of up to approximately 62 million additional Class B Ordinary Shares based on the average daily volume weighted average price of the Class B Ordinary Shares for specified periods during the five-year period following the closing, with earn-out milestones set between $9.00 per share and up to and including $50.00 per share. The Term Sheet also provides that if the average daily volume weighted average price of the Class B Ordinary Shares for specified periods in the year following signing of the Term Sheet, is at or below a specified price, the Seller will receive up to an additional 20 million Class B Ordinary Shares in the aggregate, which would offset share-for-share any contingent equity earn-out consideration, such that the maximum combined number of Class B Ordinary Shares potentially issuable in connection with the Transaction would be approximately 87 million Class B Ordinary Shares.

Under the Term Sheet, the Company would not issue any Class B Ordinary Shares to the Seller to the extent that any such issuance would result in the Seller (and its affiliates) holding more than 19.99% of the Company’s issued and outstanding voting shares at the time of issuance (the “Ownership Limitation”).  In lieu of issuing Class B Ordinary Shares in excess of the Ownership Limitation, the Company would issue the excess shares as pre-funded warrants that would become exercisable in additional amounts at such time(s) as issuance of the underlying Class B Ordinary Shares would not cause the Seller’s holdings to violate the Ownership Limitation at the time of such additional issuance.

The Term Sheet contemplates that all Class B Ordinary Shares issued to the Seller in connection with the Transaction, other than the earn-out consideration, will be subject to a one-year lock-up period, and any earn-out consideration will be subject to a six-month lock-up period. The Seller would receive customary registration rights in respect of the shares issued in connection with the Transaction.

The Company expects any definitive agreement for the Transaction to be executed in early 2026 and close in the first half of 2026.

RockawayX is a global digital asset firm operating across three divisions: 1) infrastructure, 2) liquidity and 3) asset management. RockawayX Infrastructure runs bare-metal hardware blockchain nodes and validators that the firm owns and operates, and develops bespoke software and hardware solutions for transaction ordering. RockawayX Liquidity generates yield on-chain by lending capital to DeFi protocols and applications. It also operates market making and solver divisions that power major cross-chain settlement layers. RockawayX Asset Management invests in early stage infrastructure businesses and DeFi protocols forming the foundation of the new on-chain financial system. The Transaction is intended to expand the Company’s technology stack, investment capabilities and market reach in the digital asset ecosystem. Upon the closing of the Transaction, the Seller would have the right to designate two directors, one of whom must satisfy Nasdaq independence standards. Jakub Havrlant, the CEO and founder of Rockaway Capital, would join the Company’s board of directors in connection with such right. In addition to these two directors, Viktor Fischer would be expected to continue to serve as a director and assume the role of Executive Chairman of the Company. Viktor Fischer is also expected to continue his managerial role at the acquired RockawayX companies.

The Term Sheet is non-binding and no definitive agreement has been executed with the Seller. It is possible that no definitive agreement may be executed with the Seller on the terms described or at all. Completion of the Transaction is subject to, among other things, the negotiation and execution of a definitive agreement, satisfaction of closing conditions and receipt of required regulatory and shareholder approvals, as applicable. The definitive agreement is expected to contain customary representations, warranties, covenants, and post-closing indemnification obligations of the parties thereto.

A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

PIPE Investor Letter

In connection with the signing of the Term Sheet, the Company is concurrently sending a letter to certain accredited investors (the “PIPE Investors”). A copy of the letter is attached to this Form 6-K as Exhibit 99.2 and is incorporated herein by reference.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “would,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements relating to the expected timing of the potential acquisition of RockawayX by the Company, plans and strategies to build infrastructure in the Middle East, the Company’s plans for value creation and strategic advantages, strategies for and execution on M&A, including the ability to enter into definitive agreements and consummate the proposed transaction described herein, the structure of the proposed transaction, including with respect to the operations of the RockawayX asset management business line, execution on market size and growth opportunities, new lines of business and revenue generation, regulatory conditions, competitive position and the interest of other entities in similar business strategies, technological and market trends, future financial conditions and performance and the expected financial impacts of the proposed actions described herein. Each forward-looking statement contained in this Form 6-K is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the proposed actions described herein may not be completed in a timely manner or at all, or on terms that will prove beneficial to the Company and its shareholders; failure to realize the anticipated benefits of such actions and the digital asset treasury strategy and flywheel model; changes in business, market, financial, political and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price of Solana and other cryptocurrencies; the risk that the price of the Company’s securities may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries and markets in which the Company does and will operate (including the applicable digital assets market); risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the integration and operation of RockawayX, as well as those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements herein speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated December 4, 2025
99.2	Letter to PIPE Investors, dated December 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2025	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

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